   As Filed with the Securities and Exchange Commission on February 16, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                   SCHEDULE TO
                                 (RULE 14d-100)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    ---------

                          DOCUMENT SCIENCES CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                    ---------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    ---------

                                   25614R-10-5
                      (CUSIP Number of Class of Securities)

                                    ---------

                                JOHN L. MCGANNON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          DOCUMENT SCIENCES CORPORATION
                               6339 PASEO DEL LAGO
                               CARLSBAD, CA 92009
                                 (760) 602-1400
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF THE BIDDER)

                                    ---------

                                 WITH A COPY TO:

                                 RONALD S. BEARD
                           GIBSON, DUNN & CRUTCHER LLP
                          JAMBOREE CENTER, 4 PARK PLAZA
                              IRVINE, CA 92614-8557
                                 (949) 451-3800

                                    ---------

                            CALCULATION OF FILING FEE

================================================================================
    Transaction Valuation                             Amount of Filing Fee
--------------------------------------------------------------------------------
         $12,000,000                                         $2,400
================================================================================

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 6,000,000 shares of common stock, par value $0.001 per share (the "Shares"), of Document Sciences Corporation, a Delaware corporation (the "Company"), at a price per share of $2.00 in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

           Amount Previously Paid:  None                  Filing Party: N/A
           Form or Registration No.:N/A                   Date Filed:   N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]     third-party tender offer subject to Rule 14d-1.

        [X]     issuer tender offer subject to Rule 13e-4.

        [ ]     going-private transaction subject to Rule 13e-3.

        [ ]     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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        This Tender Offer Statement on Schedule TO relates to the self-tender offer by Document Sciences Corporation, a Delaware corporation (the "Company"), to purchase up to 6,000,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.001 per share (the "Shares"), at a purchase price of $2.00 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 16, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEMS 1-11.

        The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to each of the items 1 through 11 of this Schedule TO.

ITEM 12.       EXHIBITS.

EXHIBIT
NUMBER         DESCRIPTION
------         -----------

(a)(1)(A)      Offer to Purchase dated February 16, 2001.

(a)(1)(B)      Letter of Transmittal.

(a)(1)(C)      Notice of Guaranteed Delivery.

(a)(1)(D)      Letter from the Information Agent to Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.

(a)(1)(E)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees.

(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(a)(1)(G) Press Release dated February 16, 2001 (incorporated by reference to the Schedule TO-C filed by Document Sciences Corporation with the Securities and Exchange Commission on February 16, 2001).

(b)            Not applicable.

(d) Letter Agreement between the Company and Xerox Corporation relating to the tender of Xerox's Shares and granting the Company an option to purchase up to an additional 2,000,000 Shares after expiration of the Offer.

(g)            Not applicable.

(h)            Not applicable.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2001

                                        DOCUMENT SCIENCES CORPORATION

                                        By:    /s/ John L. McGannon
                                               ---------------------------------
                                        Name:  John L. McGannon
                                        Title: President and Chief Executive
                                               Officer


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

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
------         -----------

(a)(1)(A)      Offer to Purchase dated February 16, 2001.

(a)(1)(B)      Letter of Transmittal.

(a)(1)(C)      Notice of Guaranteed Delivery.

(a)(1)(D)      Letter from the Information Agent to Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.

(a)(1)(E)      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees.

(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(a)(1)(G) Press Release dated February 16, 2001 (incorporated by reference to the Schedule TO-C filed by Document Sciences Corporation with the Securities and Exchange Commission on February 16, 2001).

(b)            Not applicable.

(d) Letter Agreement between the Company and Xerox Corporation relating to the tender of Xerox's Shares and granting the Company an option to purchase up to an additional 2,000,000 Shares after expiration of the Offer.

(g)            Not applicable.

(h)            Not applicable.


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